Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Notice Under Section 708A(5)(e)

Brisbane, Australia, 22 May 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby provides notice to ASX for purpose of section 708A(5)(e) of the Corporations Act 2001 (Cth) (“Act”).

On 16 April 2013, the Company announced a 1 for 1 non-renounceable rights issue at the issue price of $0.21 per share (“Rights Issue”).

As announced to the ASX on 20 May 2013, the underwriter Mercer Capital Pty Limited was to subscribe for and/or procure third parties to subscribe for the underwritten shortfall of 14,182,879 shares (“Underwritten Shortfall Shares”).

The Company hereby gives notice to ASX Limited that:

1.                            this notice is given under section 708A(5)(e) of the Act;

2.                            the Company has issued the Underwritten Shortfall Shares without disclosure to investors under Part 6D.2 of the Act;

3.                            as at the date of this notice, the Company has complied with:

a)             the provisions of Chapter 2M of the Act as they apply to the Company; and

b)             section 674 of the Act; and

4.                            as at the date of this notice, there is no excluded information of the type referred to in sections 708A(7) and 708A(8) of the Act.

The Company also notes that it has previously released a section 708AA(2)(f) Notice in relation to the Rights Issue on 17 April 2013.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.